EXHIBIT 99.1

Brookfield Business Partners Declares Quarterly Distribution and Dividend

BROOKFIELD, NEWS, March 12, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today that its board of directors has declared a quarterly distribution and dividend in the amount of $0.0625 per unit and per share, respectively payable on March 31, 2026, to holders of record at the close of business on March 23, 2026.

We expect to complete our previously announced corporate reorganization to simplify our corporate structure by the end of the first quarter, subject to final regulatory approvals. Once the reorganization is complete, the new corporate entity expects to pay an annual dividend of $0.25 per share, consistent with the current distribution to existing BBU unitholders and the current dividend to existing BBUC shareholders.

About Brookfield Business Partners
Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors currently have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX; BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the anticipated closing date of the reorganization transaction, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. Although Brookfield Business Partners believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on the forward-looking statements and information contained in this news release. Factors that could cause actual results of Brookfield Business Partners to differ materially from those contemplated or implied by the statements in this news release include risks and factors described in the documents filed by BBU and BBUC with securities regulators in Canada and the United States including under “Risk Factors” in BBU’s and BBUC’s most recent Annual Reports on Form 20-F and the joint management information circular of BBU and BBUC filed in connection with the reorganization transaction and other risks and factors that are described therein. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.